Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

In response to an incoming inquiry from the Orlando Sentinel newspaper for a comment from UPEK, Inc. (“UPEK”) concerning AuthenTec, Inc.’s (“AuthenTec”) press release issued on February 3, 2010, UPEK referred the Orlando Sentinel newspaper to UPEK’s press release issued on February 4, 2010 (the “UPEK Press Release”, which UPEK Press Release is incorporated herein by reference to UPEK’s filing pursuant to Rule 425 and filed with the Securities and Exchange Commission on February 4, 2010).

The Orlando Sentinel newspaper issued an article on the legal claims between AuthenTec and UPEK. A full copy of the article, as written by the Orlando Sentinel newspaper, follows. The statements in the article that are attributed to UPEK appear to have been taken from the UPEK Press Release. UPEK did not solicit the writing of the article by the Orlando Sentinel newspaper.

Legal claims mark joust between Melbourne’s AuthenTec and its top rival

By Richard Burnett, Orlando Sentinel

12:45 p.m. EST, February 8, 2010

In a crossfire of litigation, Melbourne-based AuthenTec Inc. and its rival UPEK Inc. of California have intensified their battle over technology patents and engineering workers.

Both recently accused the other of patent infringement, each calling the other’s lawsuit meritless and frivolous.

AuthenTec sued UPEK late last week, alleging the California company infringed on five AuthenTec patents covering fingerprint-recognition sensor and security technologies.

It also accused UPEK of misappropriating trade secrets by withholding and interfering with property owned by AuthenTec through its acquisition of Atrua Technologies Inc. last year.

UPEK’s “wrongful actions were intended to substantially damage AuthenTec” by obtaining an unfair and improper competitive advantage, according to the Melbourne company.

The two companies are the largest players in the market for fingerprint-ID systems used in personal computers and other consumer electronics. UPEK is based in Emeryville, near San Francisco.

Such legal jousting is typical in the high-tech sector when rivals are developing similar cutting-edge technologies, often drawing from engineering talent that moves from company to company.

UPEK recently proposed a merger between the rivals – a move that some analysts say could be inevitable in the niche industry of fingerprint-ID biometrics.

But AuthenTec rejected it as “a highly dilutive and speculative transaction” that is not in the best interests of its shareholders.

AuthenTec’s suit in the U.S. District Court for the Northern District of California came several days after UPEK filed its own patent infringement claim in the dispute.

UPEK called AuthenTec’s claim completely without merit and its trade secrets claim a baseless “attempt to mask AuthenTec’s mishandled asset purchase of Atrua.”

AuthenTec’s $5 million buyout of Atrua’s assets last July resolved long-running patent infringement litigation between those companies.

UPEK stated that it hired many key Atrua employees after they were laid off in April 2009 prior to the deal with AuthenTec. Those workers and others who subsequently joined UPEK declined job offers from AuthenTec, UPEK said.

“UPEK believes that when AuthenTec recognized that Atrua’s assets were largely worthless without its key employees, AuthenTec initiated meritless threats of litigation over a period of six months” before finally filing its suit last week, UPEK said in a written statement.

Richard Burnett can be reached at rburnett@orlandosentinel.com or 407-420-5256.

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Forward-looking Statements

This communication contains statements that may relate to expected future results and business trends that are based upon UPEK, Inc.’s (“UPEK”) current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and the Company undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with any solicitation of the stockholders of AuthenTec and in connection with the proposed transaction, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This communication is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any solicitation of the stockholders of AuthenTec or any business combination transaction with AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the annual stockholders meeting, the call of a special stockholders meeting, any special stockholders meeting, any business combination transaction or any other solicitation of the stockholders of AuthenTec. As of the date of this communication, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THE PRESS RELEASE FILED BY UPEK WITH THE SEC PURSUANT TO RULE 425 ON JANUARY 29, 2010. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.